UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AEye, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

008183105
(CUSIP Number)

Luis Dussan
c/o AEye, Inc. One Park Place, Suite 200 Dublin, CA 94568 (925) 400-4366
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 008183105	Page 2 of 10

1	NAME OF REPORTING PERSON Luis Dussan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,325.3
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 284,325.3
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,325.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

___________________

[1]	The beneficial ownership percentage is based on 6,629,728 shares of Common Stock issued and outstanding as of May 10, 2024 based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2024.

 SCHEDULE 13D

CUSIP No. 008183105	Page 3 of 10

1	NAME OF REPORTING PERSON Luis Dussan Trust A U/A/D 5/18/2022
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,832
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,832
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.69%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

___________________________

[2]	The beneficial ownership percentage is based on 6,629,728 shares of Common Stock issued and outstanding as of May 10, 2024 based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2024.

SCHEDULE 13D

CUSIP No. 008183105	Page 4 of 10

1	NAME OF REPORTING PERSON Jennifer Dussan Trust A U/A/D 5/18/2022
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%[3]
14	TYPE OF REPORTING PERSON (See Instructions) OO

___________________________

[3]	The beneficial ownership percentage is based on 6,629,728 shares of Common Stock issued and outstanding as of May 10, 2024 based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2024.

AMENDMENT NO. 2 TO SCHEDULE 13D

This second amendment (the “Amendment No.2”) to the statements on Schedule 13D, which was originally filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2022 (the “Original Statement”), amends and supplements the Original Statement, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on May 21, 2024 (“Amendment No. 1,” and the Original Statement, as amended by Amendment No. 1, the “Prior Statements”) as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Statements. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On December 27, 2023, AEye, Inc. (the “Issuer”) effected a 1-for-30 reverse stock split of its issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) (the “Reverse Stock Split”), such that thirty (30) shares of issued and outstanding Common Stock were combined into one (1) share of Common Stock. We did not issue fractional shares in connection with the Reverse Stock Split. The holding of the Reporting Persons and other references to the Common Stock reported in this Amendment No. 2 reflect the Reverse Stock Split.

The filing of this Amendment No. 2 represents the final amendment to the Original Statement and constitutes an exit filing for the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Prior Statements is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2 and 3 and on the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5.

(a) and (b) The following sets forth, as of the date of the Amendment No. 2, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by Reporting Persons, as well as the number of shares of Common Stock as to which the Reporting Persons have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 6,629,728 shares of Common Stock issued and outstanding as of May 10, 2024 based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Luis Dussan	284,325.3	4.29%	284,325.3	0	284,325.3	0
Luis Dussan Trust A U/A/D 5/18/2022	244,832	3.69%	0	244,832	0	244,832
Jennifer Dussan Trust A U/A/D 5/18/2022	36,000	0.05%	0	36,000	0	36,000

(c) The following table sets forth all transactions with respect to the Issuer’s Common Stock during the past sixty days:

Seller	Date of Transaction	Nature of Transaction	Amount of Securities	Price Per Share		When and How the Transaction was Effected
Luis Dussan Trust A U/A/D 5/18/2022	05/17/2024	Sale of Common Stock	55,043	$2.6100	(1)	Open Market Sale
Luis Dussan Trust A U/A/D 5/18/2022	05/20/2024	Sale of Common Stock	105,076	$2.4056	(2)	Open Market Sale
Luis Dussan Trust A U/A/D 5/18/2022	05/21/2024	Sale of Common Stock	89,881	$2.8768	(3)	Open Market Sale
Luis Dussan Trust A U/A/D 5/18/2022	05/28/2024	Sale of Common Stock	46,604	$4.3908	(4)	Open Market Sale
Luis Dussan Trust A U/A/D 5/18/2022	05/28/2024	Sale of Common Stock	3,396	$5.01	(5)	Open Market Sale
Luis Dussan	05/29/2024	Sale of Common Stock	7439.7	$4.1803	(6)	Open Market Sale

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.60 to $2.68, inclusive. The Reporting Persons hereby undertake, upon request, to provide full information to the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer regarding the number of shares and prices at which these transactions, and all other transactions reported in this Schedule 13D were effected.

(2) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.14 to $2.57, inclusive. The Reporting Persons hereby undertake, upon request, to provide full information to the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer regarding the number of shares and prices at which these transactions, and all other transactions reported in this Schedule 13D were effected.

(3) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.42 to $3.11, inclusive. The Reporting Persons hereby undertake, upon request, to provide full information to the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer regarding the number of shares and prices at which these transactions, and all other transactions reported in this Schedule 13D were effected.

(4) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.00 to $4.99, inclusive. The Reporting Persons hereby undertake, upon request, to provide full information to the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer regarding the number of shares and prices at which these transactions, and all other transactions reported in this Schedule 13D were effected.

(5) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.00 to $5.04, inclusive. The Reporting Persons hereby undertake, upon request, to provide full information to the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer regarding the number of shares and prices at which these transactions, and all other transactions reported in this Schedule 13D were effected.

(6) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.1803 to $4.20, inclusive. The Reporting Persons hereby undertake, upon request, to provide full information to the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer regarding the number of shares and prices at which these transactions, and all other transactions reported in this Schedule 13D were effected.

(d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

(e)  As a result of the transaction described herein, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding shares of Common Stock. The filing of the Amendment No. 2 to the Schedule 13D represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024	/s/ Luis Dussan
Luis Dussan

Luis Dussan Trust A U/A/D 5/18/2022

Dated: May 30, 2024	By: /s/ Luis Dussan
Luis Dussan Title: Trustee

Jennifer Dussan Trust A U/A/D 5/18/2022
Dated: May 30, 2024	By: /s/ Luis Dussan
Luis Dussan Title: Trustee